Summary of Changes to Offering Statement

Form 1-A/A **Pre-Qualification Amendment**

Tampa Twenty Leasing, Inc. (the "Company")
CIK: 0002104873

Summary of Amendment

Pursuant to Regulation A under the Securities Act of 1933, as amended, and in connection with Amendment No. 1 to the Offering Statement on Form 1-A previously qualified by the Securities and Exchange Commission, Tampa Twenty Leasing, Inc. (the "Company") hereby submits this summary of changes describing the revisions made to the Offering Statement.

This summary is provided for the convenience of the staff of the Securities and Exchange Commission and does not purport to be a complete description of all changes reflected in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offering Statement.

Description of Changes

Since the qualification of the Offering Statement, the Company has made the following changes, updates, and clarifications to the Offering Statement, as amended:

- ☐ Revised Financial Statements for clarity. The Company has not recognized any operating revenue to date. To date, the Company's activities have been funded solely through a credit line provided by the Company's principals, which has been used to cover organizational, formation, and other miscellaneous operating expenses as documented in the financial statements.
- ☐ Corrected EIN Number on first page of official 1A Document to match what has been filed pursuant to the EDGAR Website and Securities and Exchange Commission. EIN has not changed for the company; it has only been corrected on the document.

- ☐ _____

No Other Material Changes

Except as expressly described above, there have been no material changes to the Company's business, capitalization, offering terms, risk factors, or management, and the Offering Statement otherwise remains in substantially the same form as previously qualified.

Incorporation by Reference

This summary should be read in conjunction with, and is qualified in its entirety by reference to, Amendment No. 1 to the Offering Statement on Form 1-A filed contemporaneously herewith. In the event of any inconsistency between this summary and the Offering Statement, the Offering Statement shall control.

Tampa Twenty Leasing, Inc

By:/s/   SWatkins/CEO